Exhibit 99.6

TrackPower to Acquire Compurace, Inc.

New York, New York - Wednesday, November 1, 2000, 1:23 PM EST TrackPower, Inc. (OTCBB: TPWR) announced today that it has signed a Letter of Intent to acquire all of the outstanding shares of Compurace, Inc. (Compurace). The agreed upon transaction is expected to close prior to November 17, 2000.

Compurace, with its headquarters in Los Alamitos, California, currently operates a video archiving and Internet broadcast service for racetracks. Their products are available both on kiosks at racetracks and on their fully operating Internet site www.compuraceinc.com. Compurace has both exclusive and non-exclusive replay and live broadcast agreements with their racetrack clients, which include major tracks from New York, California and Kentucky. Compurace also has replay video kiosks located in major racetracks and Las Vegas casinos.

John G. Simmonds, Chairman and CEO of TrackPower, Inc. stated, "The acquisition of Compurace is a very significant step for TrackPower as we begin to position ourselves as an integrated service provider to racetracks. The service has a very valuable racetrack clientele and over thirteen thousand online customers." Simmonds added, "TrackPower intends to continue building upon this base with other acquisitions that will compliment its service offering to Racetracks.

Under the terms of the letter, TrackPower will acquire all of the outstanding shares of Compurace for US$750,000 in a combination of cash and common stock. The current managing partner has also agreed to a two-year contract to remain with the company. The parties expect to execute the purchase agreement prior to November 17, 2000.

TrackPower, Inc. is currently preparing to launch an enhanced interactive video and information service for horseracing in conjunction with Inetcable.com, Inc. The company has an agreement allowing its new and existing customers to wager on horse races through Telebet(TM)/Dial-a-Bet(TM), a licensed telephone wagering service operated by Penn National Gaming, Inc.

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties.

Contact:  J. Graham Simmonds
          VP, TrackPower, Inc.
          (905) 833-3838 ext. 352